March 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sara von Althann

Re:	Cushman & Wakefield plc

Registration Statement on Form S-1 (File No. 333-230354) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Cushman & Wakefield plc that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on March 20, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 6,745 copies of the preliminary prospectus dated March 18, 2019 (the “Preliminary Prospectus”) through the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Sierant
Name:	Jon Sierant
Title:	Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Zuriel Chavez
Name:	Zuriel Chavez
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Matthew Leavitt
Name:	Matthew Leavitt
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]